

Mail Stop 4546

May 5, 2017

Gerald Solensky, Jr.
President and Chief Executive Officer
Zomedica Pharmaceuticals Corp.
3928 Varsity Drive
Ann Arbor, Michigan 48108

> **Re:** **Zomedica Pharmaceuticals Corp.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2017**
> **File No. 333-217409**

Dear Mr. Solensky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

Selling Shareholders, page 64

1. We note your response to our prior comment 1 and your revised disclosures on pages 32 and 73 indicating that you were a non-operating shell company at the time of the Qualifying Transaction and that you remain a shell company today. Accordingly, the selling shareholders are deemed to be underwriters in connection with their resales. See SEC Release No. 33-8869 (Dec. 6, 2007). Please revise to identify the selling shareholders as underwriters. In addition, you must fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to use Form S-3 or to conduct an at-the-market offering pursuant

Gerald Solensky, Jr.
Zomedica Pharmaceuticals Corp.
May 5, 2017
Page 2

to Rule 415(a)(1)(x). Please also revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Exhibit 5.1

2.   Purchasers of the offered securities are entitled to rely on counsel's opinion. Accordingly, please have counsel delete the second and third sentences in the penultimate paragraph of the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: John D. Hogoboom, Esq.
        Lowenstein Sandler LLP